Exhibit 1

Media Release

26 MAY 2015

Group Executive Changes

Westpac Group Chief Executive, Brian Hartzer, today announced that after a distinguished career spanning nearly 30 years with Westpac, Rob Whitfield has decided to leave the Group to seek new opportunities. Following a global search, Lyn Cobley has been appointed as Group Executive, Westpac Institutional Bank (WIB).

Since 2009, Mr Whitfield has held the position of Chief Executive, Westpac Institutional Bank (WIB), and has been instrumental in cementing the business as the number one institutional bank in Australia. He first joined Westpac as a graduate in 1986 and has held a number of other senior executive positions, including Group Treasurer, Chief Risk Officer and more recently, Chairman of Westpac’s Asia Advisory Board.

Ms Cobley is a highly-regarded senior executive with more than 20 years’ experience in financial services. She has held a variety of senior roles at the Commonwealth Bank of Australia (CBA) including serving as Group Treasurer from 2007 to 2013 and currently as Executive General Manager, Retail Products & Third Party Banking. She was also Head of Financial Institutions at Barclays Capital in Australia, Head of Securitisation at Citibank in Australia, and CEO of Tradingroom (a JV between Macquarie Bank and Fairfax).

Mr Hartzer said Ms Cobley brings to Westpac strong leadership skills along with deep knowledge and experience in domestic and global financial markets, funding, risk and balance sheet management.

“Lyn is a highly experienced banker, and is well-recognised for having successfully managed CBA’s global funding, liquidity and capital position during the GFC,” Mr Hartzer said.

“She has an outstanding track record in managing through complex financial, capital and regulatory issues, while developing innovative solutions for customers and financial institutions.

“She’s also a strong leader who has twice been recognised externally as Kanganews’ Treasurer of the Year, and as one of our own inaugural Women of Influence.

“I’m delighted to have Lyn join our executive team.  Her passion for customers and the people she leads means she will be a strong cultural fit for Westpac.”

Brian Hartzer thanked Mr Whitfield for his significant contribution to Westpac, particularly his strong leadership of WIB and Westpac’s Asia strategy over the past six years.

“Under Rob’s leadership WIB has been Australia’s number one institutional bank for many years across a range of measures, including for relationship strength and transactional banking.  As a result the WIB franchise is stronger than ever,” Mr Hartzer said.

“In addition, Rob brought a deep knowledge of banking as well as clear strategic insight across a range of complex and critical issues. He played a pivotal role in Westpac’s response to the global financial crisis and showed exceptional strategic and leadership skills during the negotiations around the St.George merger and the more recent acquisition of the Lloyds asset finance business.

“I would like to personally thank Rob for the support he has provided me in my new role, and his dedication and service to the Group. I wish him well for the future,” Mr Hartzer said.

Mr Whitfield said it has been a privilege to lead the 3,600 people who work at WIB, Westpac International and Westpac Pacific.

“Together we have built the number one institutional bank franchise in Australia and I thank all WIB employees for their dedication, commitment and hard work. I will truly miss their camaraderie and friendship.

“Westpac has given me the opportunity for a varied and challenging career. When I joined as a graduate almost 30 years ago, I could not have imagined the breadth of work and responsibilities that I would subsequently enjoy.

“However, it is now the right time to pursue new and interesting challenges outside the Group. I have great confidence in the team and the strategy and I wish Brian, the leadership team and Westpac every success for the future,” Mr Whitfield said.

Mr Whitfield will leave Westpac on 10 July 2015, and Ms Cobley will commence with the Group in September.

Lyn Cobley

Ms Cobley has held a number of senior positions since joining CBA in 2007. She has been in her current role, Executive General Manager, Retail Products & Third Party Banking, Retail Banking Services, since 2013.

Her previous positions at CBA included Group Treasurer (2007 to 2013) and Head of Balance Sheet Management, where she implemented a new economic capital framework, as well as managed the Group’s regulatory capital and funds transfer pricing.  She was also CBA’s Head of Securitisation (1997 to 1999).

From 2002 to 2005, Ms Cobley was Head of Financial Institutions, Australia, for Barclays Capital. She has also held senior positions at Citibank, including Head of Securitisation (1990 to 1997) after commencing her career with Ernst & Young.

In 2010 and 2011 Ms Cobley was voted Treasurer of the Year, Kanganews. In 2012 she was nominated as one of Australia’s Top 100 Women of Influence, and in the same year, won an inaugural Insto magazine award for the Advancement of Women in Banking & Finance.

Ms Cobley has a Bachelor of Economics from Macquarie University.  She is a Senior Fellow of the Financial Services Institute of Australia.

For Further Information

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